TRANSCRIPT
LIVE CALL INFORMATION	REPLAY INFORMATION
Tuesday, November 4, 2008 7AM Taiwan Monday, November 3, 2008 6PM NYC CEO / CFO Number: 1-201-689-8561 Listener Call Number: 1-201-689-8560	Accessible 2 hours after the call through 1:00am on Tuesday, November 11, 2008 Taiwan Replay Number: 1-201-612-7415 Account number: 3055 Conference ID number: 299513

Operator Intro: Welcome to Himax Technologies’ third quarter 2008 results conference call.  At this time, all participants are in a listen-only mode.  Later we will conduct a question and answer session.  At that time, if you have a question, you will need to press star 1 on your push button phone.  The call is scheduled for one hour.

As a reminder, this conference is being recorded today.  A replay will be available 2 hours after the call today, through 1:00am on Tuesday, November 11, 2008 in Taiwan.  The replay dial-in number is 1-201-612-7415 with account number 3055 and conference ID number 299513.  The replay will also be accessible at www.himax.com.tw.

Joseph

Thank you, operator. Welcome everyone to Himax’s third quarter 2008 earnings call.  Joining us from the company are Mr. Jordan Wu, President and Chief Executive Officer, and Mr. Max Chan, Chief Financial Officer.  After the company’s prepared comments we will have time for any questions.

If you have not yet received a copy of today’s results release, please call The Ruth Group at 1-646-536-7026.  Or you can get a copy off Himax’s website at www.himax.com.tw.

Before we begin the formal remarks, I’d like to remind everyone that some of the statements in this conference call, including statements regarding expected future financial results and industry growth, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this conference call.

Factors that could cause actual results to differ include, but not limited to, general business and economic conditions and the state of the semiconductor industry; the level of competition; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; and other risks described from time to time in the Company’s SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2007 filed with SEC on dated June 20, 2008, as amended.

The financial information included in this conference call is unaudited and consolidated, and prepared in accordance with US GAAP. Such financial information is generated internally and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period.  Any evaluation of the financial information included in this conference call should also take into account our published audited consolidated financial statements and the notes to those statements.  In addition, the financial information included in this conference call is not necessarily indicative of our results for any future period.

The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

At this time, I would now like to turn the call over to Mr. Jordan Wu.  Please go ahead, sir.

Mr. Jordan Wu

Thank you Joseph and thank you everyone for joining us on today’s call.

Before we discuss our third quarter results in detail and provide fourth quarter guidance, I would like to briefly recap several statements we have made over the past couple of months regarding our third quarter guidance. As you know, the global financial market turmoil and the slowing of consumer spending have added a number of complexities and uncertainties to our business which has made it difficult to provide guidance. We initially provided our third quarter guidance in early August; during a period when our customers were ratcheting down their third quarter forecasts.  Subsequently, in early September, we raised our third quarter guidance to reflect our more definitive near-term views.  On October 6, we pre-announced our third quarter revenues, which were in the mid range of our raised guidance and re-affirmed our raised gross margin and EPS guidance.

While a quarter has past since our previous conference call, predicting our financial results with high accuracy remains tough, if not tougher, in today’s business environment.

Now, to our third quarter 2008 financial results.  I will start with brief highlights of Himax’s overall performance during the third quarter and discuss our outlook for the fourth quarter.  Max Chan, our CFO, will then provide further details on our financial performance.

Our third quarter revenues were $230.1 million, representing a 5.5% decline year-over-year and a 6.8% decline sequentially.

Revenues from large panel display drivers were down 17.4% from the same period last year and down 18.0% sequentially, accounting for 72.4% of our total revenues in the third quarter.  During the quarter, most of our large panel customers lowered their fab utilizations. The resulting weaker demand for driver ICs, coupled with declining ASP, negatively impacted our revenues.

Despite the downturn in our large panel display drivers, the third quarter of 2008 was a remarkable quarter for our small- and medium-sized driver business. We recorded record revenues of $48.3 million, up 39.5% year-over-year and up 58.2% sequentially. Percentage of total revenues also achieved a record high at 21%, compared to 12.4% last quarter. Among various small-and-medium applications, demand for our handset display drivers was particularly strong in the third quarter, with revenue doubling sequentially. On top of that, during the third quarter we became Taiwan’s largest display driver vendor for small- and medium-sized TFT-LCD applications.

As with our small-and-medium driver business, our non-driver business also achieved record highs in both revenues and percentage of total revenues in the third quarter 2008. Revenues from non-driver business were $15.1 million in the third quarter, up 114.4% year-over-year and up 14.4% sequentially, accounting for 6.6% of our total revenues.

Gross margin was 24.5% in the third quarter of 2008, up two percentage points year-over-year, but down one percentage point sequentially.  Gross margin came in at the high end of our guidance.  The sequential decline in gross margin was primarily due to the price pressure we faced from our customers, especially those in the large panel segments. Nevertheless, the pressure was partially offset by our cost reduction efforts we made such as improving designs and processes, diversifying product offerings, and leveraging our economies of scale.

Our third quarter GAAP EPS was $0.09, down from $0.11 the same period last year and down from $0.20 in the second quarter 2008.  Similar to our gross margin, our GAAP EPS also came in at the high end of our guidance.  The sequential decline in our GAAP EPS was primarily due to the reduced revenues, and our annual restricted share units award granted to employees at the end of September.  Max will provide further details later.

In the third quarter, we saw a significant shift in our revenue mix. While revenues from large panel applications declined, due primarily to customers’ reducing fab utilization and lasting price pressure, we achieved record revenues in our small- and medium-sized applications and non-driver business.

During the third quarter there was strong demand for our handset display drivers from both the Chinese market and the worldwide brands.  We continue to make great progress penetrating the market of the world’s top tier cell phone developers. Many of the recently launched, well-known, high-end cell phones have Himax display drivers inside.

Over the past few months, over a dozen companies launched or showcased their pico-projector products in accessory, embedded, and standalone formats based on our LCOS solutions. One of those products won the Gold Award in the Portable Electronics Category for Outstanding Innovation and Technology Products at the recent 2008 Hong Kong Electronics Fair.

Another notable example for our recent progress in LCOS product line is our recent alliance with Wingtech, one of China’s largest cell phone solution providers.  China is one of the fastest growing markets for consumer electronics and remains one of the few markets in the world where consumer spending remains relatively robust. The China white brand handset segment is well-known for its aggressive pursuit of new features and fast time-to-market. We expect the China white brand handset market to be one of the early adopters of our LCOS technology.

During the third quarter, we commenced volume shipment of our TV controller. Commercial production of our monitor scaler is also taking place in the fourth quarter.  Since we formed the strategic partnership with TPV, the world’s largest TFT-LCD monitor manufacturer and one of the major TV ODMs, in the beginning of 2008, our TV controller and monitor scaler have rapidly gone through various qualification and testing procedures and entered into volume production.  The system know-how we accumulated from the unique working model with both TPV, the set manufacturer and CMO, the panel maker, have paved the way for broader adoption of our products in the quarters to come.  We expect to launch our next generation ICs in this segment in the first half of 2009.

Backed by our strong balance sheet, we remain fully committed to our long-term goal of being the world’s leading semiconductor solution provider in the flat panel display industry. We have become a world leader in display driver market which is a major step toward achieving our goal. TV and monitor controller and LCOS pico projector product lines will continue to be essential areas for us to broaden our product portfolio. Following years of R&D, we have not only commenced commercial production in both areas, we believe our product offerings are competitive and we are strongly positioned in those markets. We anticipate that both product lines will bring increasingly positive contributions to our top and bottom lines for next year.

Looking ahead, we anticipate another challenging quarter resulting from the tightening credit and consumer spending weakness in the global economy.  Literally all of our customers have announced plans to further reduce capacity utilization in the fourth quarter. This, naturally, has negatively impacted our near-term revenue and profit outlook.

Amid the unprecedented, sudden industry downturn, we are taking measures to further rationalize our operations and control our costs and expenses. Concrete measures have been and will continue to be taken to control both non-headcount and headcount related expenses.

Moving to our fourth quarter guidance.  We expect fourth quarter revenues to decline by 23-28% sequentially, gross margin to decline by two to three percentage points, and GAAP EPS to be in the range of $0.06-0.08.  Given the limited visibility we are facing, our actual fourth quarter results could depart from what we state today, with both upside and downside risks.

Now let me turn over to Max Chan, our CFO, for further details on our quarterly financials.

Mr. Max Chan

Thank you, Jordan.

As Jordan mentioned, we are encouraged to see our product diversification strategy bearing fruit. Revenues from large panel application, small- and medium-sized panel applications and non-driver business accounted for 72.4%, 21.0%, and 6.6% of our total revenues, respectively.  Small- and medium-sized panel drivers and non-driver both achieved record revenues in the third quarter, partially mitigating the revenue decline in large panel applications.

At the end of September, we granted our annual restricted awards to employees, valued at $23.8 million, a decrease of 9.8% as compared to the $26.4 million granted in 2007.  The 2008 restricted awards consisted of Restricted Share Units, or RSUs, of $20.9 million and restricted cash award of $2.9 million.  Of the $20.9 million RSUs, $12.7 million was vested and expensed immediately on the grant day and paid in cash. The remainder will be paid in three equal installments of stocks over the next three years.  The maximum share dilution resulting from the 2008 RSU award is around 1.5% of our total shares outstanding.  The restricted cash award of $2.9 million will be paid in three equal installments of cash over the next three years.

In the third quarter, share-based compensation was $14.4 million and acquisition-related changes were $0.4 million.

Excluding share-based compensation and acquisition-related charges, our non-GAAP gross margin was 24.6%, up from 22.6% a year ago and down from 25.6% a quarter ago.  Non-GAAP operating income was $30.6 million, down from $36.2 million in the same period last year and down from $37.8 million in the previous quarter. Non-GAAP net income was $32.5 million, down from $37.4 million in the same period last year, and down from $39.8 million in the previous quarter. Non-GAAP EPS was $0.17, down from $0.19 in the same period last year and down from $0.21 in the previous quarter.

We recognized a net foreign currency exchange loss in earnings of about $1.1 million in the third quarter, primarily due to the recent NT dollar depreciation.  Virtually all of our sales and costs of goods sold are priced in US dollars and the majority of our cash is in US dollars as well. However, we do maintain a small portion of our cash in NT dollars for local working capital purposes.  In addition, there are tax-related assets and liabilities on our balance sheet which are naturally NT dollar denominated.  The net foreign currency exchange loss in the third quarter was primarily the results of the conversion of NT dollar denominated deferred income tax assets into US dollars, which is our functional and reporting currency; such gain or loss is not a cash item.  We continue to seek a neutral position on a US dollar basis, regardless of the NT dollar movement, to reduce the foreign currency exchange impacts.

As Jordan mentioned earlier, we are adopting measures to further improve our operational efficiency and control our costs and expenses to cope with the challenging environment. Excluding share-based compensation and amortization-related charges, the growth rate of our Non-GAAP operating expenses has been declining quarter over quarter since the first quarter of 2008.

We generated a net operating cash flow of $34.2 million in the third quarter. Capital expenditure for the third quarter was $2.8 million, as compared to $3.0 million in the second quarter. This includes primarily expenditure relating to purchase of R&D related equipments and relocation of our Taipei office.

Upon reviewing our 2008 performance, a net tax benefit of $1.7 million was recognized in the third quarter to reflect a change in estimates of our taxable income and effective tax rate for the whole year of 2008.

With no debts, our balance sheet remains strong.  Cash, cash equivalents, and marketable securities available for sale were $132.1 million at the end of September, an increase of $31.1 million from a quarter ago.

The fourth quarter 2008 guidance that Jordan provided earlier is based on 194 million diluted weighted average shares.

Operator, that concludes our prepared remarks.  We can now take any questions.

[Jordan’s closing remarks]
Thank you everyone for taking time to join today’s call.  We look forward to talking to you again at our next earnings call in February next year.